October 21, 2020

CONFIDENTIAL SUBMISSION VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Nick Lamparski
Lilyanna Peyser
Suying Li
Donna Di Silvio

Re:	Medirom Healthcare Technologies Inc. Comment Letter Dated October 5, 2020 Amended Draft Registration Statement on Form F-1 CIK No. 0001819704

Ladies and Gentlemen:

This letter is submitted on behalf of Medirom Healthcare Technologies Inc., a foreign private issuer organized under the laws of Japan (the “Company”), in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s draft Registration Statement on Form F-1 confidentially submitted to the Commission on September 11, 2020 (the “Registration Statement”), as set forth in your letter dated October 5, 2020 addressed to Mr. Kouji Eguchi, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently confidentially submitting to the Commission an amended draft Registration Statement on Form F-1 (“Amendment No. 1”), for confidential nonpublic review pursuant to Section 6(e) of the Securities Act of 1933, as amended. Amendment No. 1 contains revisions in response to the Comment Letter as set out below, updates certain other disclosures, and includes the Company’s unaudited financial statements for the six months ended June 30, 2020 and 2019. In light of the COVID-19-related workplace issues, we are not at this time separately delivering to the Commission for the Staff’s reference hard copies of the Registration Statement and the exhibits filed therewith, but will of course do so in the future if and when the Staff considers appropriate.

The headings and numbered paragraphs of this letter correspond to the those contained in the Comment Letter and, to facilitate your review, the text of the Comment Letter has been reproduced below followed by the Company’s response to each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the Company’s responses refer to Amendment No. 1.

GREENBERG TRAURIG, LLP ■ Attorneys at Law ■ WWW.GTLAW.COM
1840 Century Park East, Suite 1900 ■ Los Angeles, California 90067-2121 ■ Tel 310.586.7700 ■ Fax 310.586.7800

U.S. Securities and Exchange Commission

October 21, 2020

Draft Registration Statement on Form F-1

Selected Consolidated Financial Information and Operating Data

Reconciliation of Non-GAAP Measures, page 43

1.	You present a reconciliation of the non-GAAP measure Adjusted EBITDA to operating income. Please tell us your consideration of the guidance in Question 103.02 of the Non-GAAP Compliance and Disclosure Interpretations related to considering net income as the most directly comparable GAAP financial measure.

Response to Comment No. 1:

The Company acknowledges the Staff’s comment, including the reference guidance. Accordingly, the Company respectfully advises the Staff that it has revised the reconciliation of Adjusted EBITDA to reconcile to net income (loss), the most comparable GAAP financial measure, as reflected on page 43 of Amendment No. 1. The Company further advises the Staff that it has revised its definition of Adjusted EBITDA in the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) on page 46 of Amendment No. 1.

For the convenience of the Staff’s review, the revised disclosure reads as follows:

“Adjusted EBITDA

We define Adjusted EBITDA as net income (loss), adjusted to exclude: (i) dividend and interest income, (ii) interest expense, (iii) gain from bargain purchases, (iv) other, net, (v) income tax expense, (vi) equity in earnings (loss) of investment, (vii) depreciation and amortization, (viii) losses on sales of directly-operated salons to franchises, (ix) losses on disposal of property and equipment, and other intangible assets, and (x) impairment loss on long-lived assets. Management considers Adjusted EBITDA to be a measurement of performance which provides useful information to both management and investors. Adjusted EBITDA should not be considered an alternative to net income or other measurements under GAAP. Adjusted EBITDA is not calculated identically by all companies and, therefore, our measurements of Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies.

We use Adjusted EBITDA to enhance our understanding of our operating performance, which represents our views concerning our performance in the ordinary, ongoing and customary course of our operations. We historically have found it helpful, and believe that investors have found it helpful, to consider an operating measure that excludes certain expenses relating to transactions not reflective of our core operations.

The information about our operating performance provided by this financial measure is used by our management for a variety of purposes. We regularly communicate Adjusted EBITDA results to our board of directors and we discuss with the board our interpretation of such results. We also compare our Adjusted EBITDA performance against internal targets as a key factor in evaluating our periodic operating performance at each salon level, segment level, and consolidated level, largely because we believe that this measure is indicative of how the fundamental business is performing and is being managed.”

U.S. Securities and Exchange Commission

October 21, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations

Comparison of the Results for the Years Ended December 31, 2019 and December 31, 2018, page 51

2.	Please expand your disclosure to explain how the change in the number of customers has affected your sales per customer key performance indicator in 2019.

Response to Comment No. 2:

The Company has considered the Staff’s comment and respectfully advises the Staff that, although the number of customers served directly affects the total sales volume, the Company has not observed any correlation between the sales per customer and the total sales volume in either fiscal year 2019 or the first six months of fiscal 2020. The sales per customer is the ratio of total salon sales to number of treated customers at salons (other than Joy Hands Wellness, which is excluded because of the unavailability of data due to systems limitations) and generally does not fluctuate materially, but rather has shown a modest increase over the periods under review. The Company believes that the sales per customer is impacted, in particular, by pricing of services and reflects the level and quality of service at a given salon. The Company has expanded and revised the disclosure on pages 51 and 55 of Amendment No. 1 as follows:

Page 51: “Sales per customer increased during the period by 2.7% to JPY6,446 (US$59.81) in the six months ended June 30, 2020 from JPY6,277 (US$58.24) in the six months ended June 30, 2019. Sales per customer, which is the ratio of total salon sales to the number of treated customers served at salons (other than JOYHANDS WELLNESS for which comparative financial and customer data is not available), is influenced, in particular, by pricing of services at given salons, which is impacted by the level and quality of services. The period-over-period increase in the sales per customer reflects these two factors and was offset in part by a lower average sale price for the comparative period in 2019.

Page 55: Sales per customer increased by 4.7% to JPY6,522 (US$60.52) in the year ended December 31, 2019 from JPY6,228 (US$57.59) in the year ended December 31, 2018. The increase in sales per customer is attributed to our premium pricing strategy. The increase in sales per customer is due to the up-selling effort at our salons (excluding JOYHANDS WELLNESS for which comparative financial and customer data is not available). In 2018, we started assigning marketing resources to assist the franchisees’ operations and train franchisees to recommend value-added services to the customers and to optimize the discount promotions, which contributed to the longer service time per customer and similarly the higher sales per customer in 2019.

3.	Please provide quantified discussions to separately explain the changes in your revenues from and cost of revenues associated with directly-operated salon operations, franchising activities, and other business between the reporting periods.

Response to Comment No. 3:

The Company acknowledges the Staff’s comment and has revised the disclosure in the MD&A to address the Staff’s comment. The Company advises the Staff that it has aggregate information only with respect to cost of revenues for the directly-owned salons, franchising activities, and other operations due to the manner in which data is currently collected and reported. The Company directs the Staff in particular to changes on pages  52-53 and 56-57 of Amendment No. 1.

4.	Please provide quantified explanations for the material changes in your consolidated statement of income items, such as selling, general, and administration expenses, impairment loss on long-lived assets, interest expense, gain from bargain purchase, other income, net, and income tax expense, between reporting periods.

U.S. Securities and Exchange Commission

October 21, 2020

Response to Comment No. 4:

The Company acknowledges the Staff’s comment and has revised the disclosure in the MD&A to address the Staff’s comment. The Company directs the Staff in particular to changes on page 57 of Amendment No. 1.

Business

Company Overview, page 62

5.	Please define the term “customer management system.” In this regard, we note your disclosure that “[s]ince we introduced the customer management system in 2010, we have served more than 1.57 million customers and in 2019, we served an average 59,000 customers per month.”

Response to Comment No. 5:

The Company acknowledges the Staff’s comment and has revised the disclosure in the third paragraph on pages 2 and 68 of Amendment No. 1 by adding a new sentence as follows:

“Our customer management system is a cloud-based customer relationship management system which we use to record all customer data and which facilitates reservations, point-of-sale and business intelligence functions.”

6.	Please explain why “[you] believe COVID-19 has increased customer realization.” In this regard, we note your disclosure that “[t]he outbreak and associated restrictions that have been implemented have had a material adverse impact on the Company’s business and cash flow from operations, similar to many businesses.”

Response to Comment No. 6:

The Company appreciates the Staff’s comment and has clarified the disclosure at the end of the second paragraph on page 69 of Amendment No. 1 as follows:

“We believe the COVID-19 pandemic has intensified public perception of the importance of health and wellness. In particular, based upon our observations, we believe that consumers are increasingly seeking services and adopting personal measures to address their health and wellness with greater priority. In light of our recovery rate in both customers and revenues over the course of the pandemic in Japan, we believe services such as ours are being viewed as a more necessary item of consumer spend that we expect will increase demand for our services given the strength of our brand.”

Relaxation Salon Segment, page 63

7.	To provide additional context for investors and balance your disclosure, please further discuss the extent to which the number of salons evidences any material known trends or uncertainties. For example, it appears that the number of salons in your table on page 64 grew at a lower percentage year-over-year.

U.S. Securities and Exchange Commission

October 21, 2020

Response to Comment No. 7:

The Company acknowledges the Staff’s comment and has revised the disclosure in the last paragraph on pages 69-70 of Amendment No. 1 as set out below. The Company notes that the referenced graph is for Re.Ra.Ku-branded salons only and not for all salons.

“Since our founding in 2000, we have steadily increased the number of our Re.Ra.Ku®-branded salons as shown in the graph below. We intend to continue to grow our salon business over time through both organic growth, including acquisition and turnaround of underperforming franchised salons, and opportunistic acquisition and consolidation of competitor salons. As of June 30, 2020, we had a total 289 salons in operation throughout Japan under all of our brands. However, the rate of growth of our Re.Ra.Ku®-branded salons in recent years has slowed due to our focus on the acquisition and turnaround of underperforming franchised salons. Since such turnaround activity requires substantial human resources, we considered it appropriate to freeze the opening of new salons in 2019 and redirect our resources accordingly. To achieve our mid-term goal of 1,000 salons, we intend to allocate more resources for the acquisition of competitors’ salons and brands. We believe that our current turnaround practices for our acquired franchisees’ salons will also benefit the integration of newly-acquired salons and other related business practices. The graph below represents the gross revenue of our Re.Ra.Ku®-branded salons, included franchised salons, for the period indicated.

Our Growth Strategy, page 72

8.	Please further discuss the material assumptions and estimates underlying your belief that “the Japanese market has a capacity for approximately 1,000 salons in suitable real estate that fits the underwriting requirements for [y]our business.” In this regard, we note your disclosure on page 66 that “[y]our midterm goal is to have 1,000 salons nationwide and become the number one salon network in Japan.”

Response to Comment No. 8:

The Company acknowledges the Staff’s comment and has revised the disclosure under the heading “Organic Growth in the Japanese Market” on page 78 of Amendment No. 1 in consideration thereof as set out below. Supplementally, the Company advises the Staff that, according to the 2019 Yano Report, there were 2,991 relaxation salons under major brands in Japan as of December 31, 2019, with the largest brand operator having 633 salons compared to our 283. If we increase our number of salons over time to 1,000, we expect to become the number one brand operator in Japan.

“Organic Growth in the Japanese Market. According to the 2019 Yano Report, in terms of the number of salons, we are one of the top three companies on a consolidated basis in the Kanto region (Tokyo, Kanagawa, Saitama, Chiba, Gunma, Ibaraki and Tochigi), and in the top four nationwide. The total number of relaxation salons under major brands in Japan as of December 31, 2019 was 2,991, with the largest operator having 633 salons. We believe that the Japanese market has capacity for approximately 1,000 of our salons in the future, based upon our assessment of suitable real estate that fits the underwriting requirements for our business. We aim to achieve this capacity goal through a combination of franchising, direct store ownership, and opportunistic brand partnerships. If we are able to achieve this goal, we believe that we would then have the largest salon network in Japan.

U.S. Securities and Exchange Commission

October 21, 2020

9.	We note your disclosure throughout the registration statement that you intend to grow your business to new markets, particularly in the United States. Please expand your disclosure to include a more detailed discussion of the costs involved in your proposed strategic plans, including any material commitments for capital expenditures and proposed sources of funding. In this regard, we note your disclosure that “[i]n the United States, we have developed and continue to sharpen our pipeline of operating partners in the bodywork and physical therapy industry.”

Response to Comment No. 9:

The Company acknowledges the Staff’s comment and advises the Staff that, apart from its relationship with Matrix, it has not to date established formal agreements or commitments with respect to the U.S. market, although it is continuing to explore and develop relationships with potential operating partners as opportunities arise. The Company has deleted the referenced sentence in the Staff’s comment in the carryover paragraph at the top of page 79 of Amendment No. 1 and revised the relevant sentence as follows to better reflect the Company’s plans with respect to the U.S. market:

“In the United States, we may, in the future, opportunistically acquire and/or form joint ventures with strategic partners as a means to launch our brand at scale, although there can be no guarantee that such opportunities will become available on acceptable terms.

Our Competitive Strengths, page 74

10.	We note your disclosure that “[you] own and run [y]our own job portal website, targeting prospective therapist candidates...[the] website has surpassed 11,000 pageviews shortly after launch and has already contributed over 179 suitable candidates as of June 30, 2020.” To provide additional context for investors please quantify, if possible, the percentage of new employees that have been hired using your website. In this regard, we note your disclosure that “[t]his digital solution to recruiting is expected to reduce [y]our hiring cost otherwise paid to headhunters and manpower agents, by approximately JPY10,000,000 (US$92,790) in FY 2020.”

Response to Comment No. 10:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 3, 47, and 81 of Amendment No. 1 to reflect that through September 30, 2020, 25% of new employees have been hired through our jobsite portal. The second sentence under “Hiring Activities” has been revised as follows:

“The job portal website was launched on February 1, 2020 and, as of September 30, 2020, 25% of new employees during fiscal 2020 have been hired through the site.”

Regulation of Our Industry

Regulations Governing Dispatched Employees for Franchisees, page 83

11.	Please clarify if Medirom Human Resources Inc. has the required worker dispatch license. In this regard, we note your disclosure that “MHR is required to obtain a worker dispatch license from the Ministry of Health, Labor and Welfare of Japan under the Dispatch Act.”

U.S. Securities and Exchange Commission

October 21, 2020

Response to Comment No. 11:

The Company acknowledges the Staff’s comment and has revised the last sentence on page 88 (with carryover to page 89) of Amendment No. 1 to clarify that the license has been obtained and is valid through July 2021.

Regulations Governing Prepaid Cards, page 83

12.	We note your disclosure regarding prepaid cards and the Outstanding Amount that must be paid to the Legal Affairs Bureau. If material, please consider quantifying such amount.

Response to Comment No. 12:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it does not consider the amounts paid material. Supplementally, the Company advises the Staff that the initial deposit paid with respect to the prepaid cards was approximately $1.1 million, and the amounts paid in fiscal year 2018 and 2019 were approximately $1.5 million and $1.6 million, respectively. Notwithstanding the foregoing, to assist the investor’s understanding, the Company has revised the last sentence of this section on page 88 of Amendment No. 1 as follows:

“We made our initial deposit of our Outstanding Amount with the Legal Affairs Bureau on November 28, 2016, in the amount of JPY125,261,250 (US$1,162,301.66), and make additional deposits in April and November to top-up our account. ”

Consolidated Statements of Income, page F-4

13.	We note that you recognize revenues from services, sublease rental and other activities. Please tell us your consideration of the guidance in Rule 5-03.1 of Regulation S-X that requires separate presentation of revenues and costs associated with services, rental income, and other activities.

Response to Comment No. 13:

The Company acknowledges the Staff’s comment, together with the guidance in Rule 5-03.1 of Regulation S-X. The Company respectfully advises the Staff that, due to limitations in its current financial systems, it is not able to provide the level of granularity with respect to cost of revenues as set forth in such Rule. The Company further advises the Staff that it is able, however, at this time and without undue burden and expense, to expand the presentation of cost of revenues for directly-operated salons, franchising activities, and other activities in the Company’s income statements, and respectfully notes that such presentation is consistent with presentations by other companies with franchise operations, such as McDonald’s and YUM! Brands. The Company refers the Staff to its revised presentation on pages F-4 and F-44, together with the expanded discussion in the MD&A on pages 52 and 56 of Amendment No. 1, and respectfully requests that the Staff consider such presentation acceptable.

U.S. Securities and Exchange Commission

October 21, 2020

Notes to Consolidated Financial Statements

1. Basis of Presentation and Summary of Significant Accounting Policies

Revenue Recognition, page F-15

14.	We note that you record rental income for operating leases on properties subleased to franchisees as franchise revenue. Please provide us with reference to the authoritative literature that supports your accounting.

Response to Comment No. 14:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has followed the guidance under ASC 842 for the accounting for subleases. However, ASC 842 does not specifically address income statement presentation for sublease income. As such, the Company recorded the rental income to “Franchise revenue” based on the nature of the Company’s franchise arrangements and services provided. The Company’s revenues from franchisees are generated from franchise fees and royalty income, sublease income and staffing services. As part of the Company’s business model, the Company’s real estate department identifies and recommends the salon sites for franchise locations. Once a site is identified, the Company enters into a lease with the landlord. The Company then subleases the studios to the franchisees. The franchise and sublease agreements are entered into simultaneously and are negotiated together and in contemplation of one another. This model allows the Company to negotiate more favorable lease terms than otherwise provided to individual franchisees. Therefore, the Company believes this presentation is representative of the arrangement with the franchisee. To provide more transparency, the Company disclosed the breakdown of Franchise revenue within Note 1. “Basis of Presentation and Summary of Significant Accounting Policies.”

The Company advises the Staff that it has expanded the language in Note 1. “Basis of Presentation and Summary of Significant Accounting Policies” on page F-15 with respect to franchise revenue and added disclosure to pages 60-61 (without the table) as follows:

“Franchise Revenue

Franchise Revenue is comprised of (i) franchise fees and royalty income, (ii) staffing service revenue, and (iii) sublease revenue. The Company and the franchisee enter into a franchise agreement which sets forth the standard terms and conditions of operating the franchised salon, as well as the fees and royalties over the term of the agreement. In most cases, an outsourcing agreement is also entered into in conjunction with the franchise agreement that specifies the terms of the sublease arrangement with the franchisee. Upon the franchisee’s request, the Company’s therapists are dispatched to franchise locations and franchisees must pay dispatch fees in accordance with the dispatched employees’ position.

The Company receives the entire non-refundable initial franchise fees from the franchisee based on the franchise agreement and collects royalties, an amount calculated by multiplying a certain percentage to gross sales, on a monthly basis. The franchise agreement typically has an initial term of five years. The franchise agreement can be renewed prior to expiration by mutual consent and renewal franchise fees are paid by the franchisee upon renewal of agreement. Initial franchise fees are recognized as revenue when the franchised relaxation salon is opened as all material services and conditions related to the initial franchise fee have been substantially performed by the opening date. Royalties are recognized as revenues based on the monthly royalty earned where such amount is determined on the basis of gross sales made from each salon. Renewal franchise fees are basically recognized as revenues at the beginning of the renewal term. The Company leases the premises in which the majority of its franchisees operate, where the Company retains the head lease primary obligation, and has entered into corresponding sublease arrangements with franchisees. Revenues from sublease transactions with franchisees are recognized on a straight-line basis over the respective operating lease terms, or at the time of the underlying sales for variable lease payments, in accordance with ASC 842, “Leases.” The Company also generates revenue from providing its therapists to franchisees, which are recognized as revenues based on the total number of working hours of the agency worker during the dispatched period.

U.S. Securities and Exchange Commission

October 21, 2020

Franchise Revenue for the years ended December 31, 2019 and 2018 are as follows:

	Thousands of Yen
	2019	2018
Franchise fee and royalty income	¥800,110	¥877,947
Staffing service revenue	425,711	410,788
Sublease revenue	607,680	581,322
Total	¥1,833,501	¥1,870,057

General

15.	Please disclose the basis for all your assertions about your competitive position within your industry. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based upon your experience in the industry, if true. For example, please disclose the basis for your assertion that “[you have] lower employee turnover rates than [y]our competitors.”

Response to Comment No. 15:

The Company acknowledges the Staff’s comment and, upon further review of the disclosure, has revised the references regarding the Company’s competitive position within its industry and, where appropriate, has included text to make clear that the assertions are based upon the Company’s belief. The Company directs the Staff to revisions on pages 3, 47, 78, 80, 81, 83, and 84 of Amendment No. 1.

We thank the Staff for its review and consideration of the Company’s draft registration statement and the foregoing responses to the Staff’s comments. We hope the foregoing has been adequately responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. If the Staff needs any additional information or has any questions regarding the foregoing responses, please do not hesitate to contact the undersigned at (310) 586-7773 or by email at jonesb@gtlaw.com.

Sincerely,

/s/ Barbara A. Jones
Barbara A. Jones, Esq.

cc:          Office of International Corporate Finance, Securities and Exchange Commission

Kouji Eguchi, Chief Executive Officer, Medirom Healthcare Technologies Inc.

Fumitoshi Fujiwara, Chief Financial Officer, Medirom Healthcare Technologies Inc.

Koji Ishikawa, Esq., Greenberg Traurig Tokyo Law Offices